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                              September 7, 2023

       Ngan Ching Shun
       Chief Executive Officer
       New Century Logistics (BVI) Ltd
       Office A-E, 33/F, King Palace Plaza
       55 King Yip Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: New Century
Logistics (BVI) Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 21,
2023
                                                            File No. 333-274115

       Dear Ngan Ching Shun:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2023 letter.

       Registration Statement on Form F-1 filed August 21, 2023

       Capitalization, page 43

   1.                                                   We note your    Share
subscription receivable    line item presented in the adjusted column
                                                        of your capitalization
table. We have the following comments:

                                                              Tell us what the
  Shares subscription receivable    line item represents. If it represents
                                                            a receivable for
the shares that will be issued in your offering, explain how your presentation
complies with ASC 505-10-45-2 since receivables for issuances of equity are
generally classified as contra equity.
                                                              If you will not
receive any cash proceeds from this offering, revise your disclosure
 Ngan Ching Shun
New Century Logistics (BVI) Ltd
September 7, 2023
Page 2
           throughout your filing, including Use of Proceeds on page 41, to clearly indicate that you will not receive any cash proceeds from this offering and will instead record a subscription receivable. In addition, disclose the repayment terms of the subscription receivable and disclose how you intend to pay for offering expenses.
             Tell us how you determined the shares subscription receivable amount of $8,143,750 and explain why it does not agree to your net proceeds of $8,253,750 disclosed on page 41.
General

2. We note your revised disclosure in response to prior comment 5 on your cover page and in your risk factor at page 27. You continue to state that it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong, and ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. In this regard we note your disclosure that the PRC government may intervene or influence your current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like yourselves.
        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551- 8749 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.



                                                            Sincerely,
FirstName LastNameNgan Ching Shun
                                                            Division of
Corporation Finance
Comapany NameNew Century Logistics (BVI) Ltd
                                                            Office of Energy &
Transportation
September 7, 2023 Page 2
cc:       Huan Lou, Esq.
FirstName LastName